UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Neighborhood Sun Benefit Corp

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Maryland
>
> *Date of organization*
> November 3, 2016

Physical address of issuer
909 Rose Avenue, Suite 400, North Bethesda, MD 20852

Current number of employees
26

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$8,113,267	$8,116,742
Cash & Cash Equivalents	$330,047	$584,665
Accounts Receivable	$910,600	$650,638
Short-term Debt	$417,799	$495,308
Long-term Debt	$243,696	$149,000
Revenues/Sales	$7,283,615	$6,493,589
Cost of Goods Sold	$3,894,427	$ 3,660,782
Taxes Paid	$2,083	$1,150
Net Income	$143,741	$(630,007)

* Certain prior period amounts for fiscal year 2024 have been revised from amounts previously reported in the Company's prior Form C-AR filing to reflect updated accounting records.


May 27, 2026

FORM C-AR

Neighborhood Sun Benefit Corp




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Neighborhood Sun Benefit Corp, a Maryland Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://neighborhoodsun.solar no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 27, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Neighborhood Sun Benefit Corp (the "Company") is a Maryland Corporation, formed on November 3, 2016.

The Company is located at 909 Rose Avenue, Suite 400, N. Bethesda, MD 20852.

The Company's website is http://neighborhoodsun.solar.

The information available on or through our website is not a part of this Form C-AR.

The Business

At Neighborhood Sun, we excel in connecting those who want clean energy with those who are generating it to benefit all stakeholders involved. We bridge this gap through our SunEngine platform, which allows us to efficiently manage community solar projects for developers and community collar subscriptions for residents and small businesses. Our success lies in our ability to connect solar projects with mass market consumers, ensuring that clean energy is accessible to all. Neighborhood Sun serves as the missing piece to an equitable clean entry transition as we foster seamless connection between solar project owners and consumers.

RISK FACTORS

Risks Related to the Company's Business and Industry

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time- consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement fi it is ultimately determined that our product candidates infringe a third party's proprietary right. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise. communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing, including advertising and consumer promotions, and product innovation and third-party partnerships. Increasing attention on marketing could adversely affect our brand image. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about our partners could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brand and reputation.

As we expand, we will encounter states with different regulatory environments. Some states are utility monopolies and others are deregulated. Different regulatory environments could increase our compliance costs and hinder our growth goals. Certain states may also introduce legislation hostile to the solar industry.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from our subscriptions and from ongoing customer management fees. The Company may generate but retain some or all of the earnings for growth and development of its business and accordingly not make distributions to the shareholders. If the Company does not generate revenue its business, financial condition, and operating results will be materially adversely affected.

The Company has made certain assumptions about the solar marketplace in order to create financial projections for the business. Our industry is highly competitive. There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors and changes buying habits of our potential client base. In order to mitigate the risk, the Company has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The Company diligently researches publicly available information and initiatives of competitors, changes in the marketplace and changes in user preferences. We pride ourselves on being innovative and ahead of the curve whenever possible.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Although experienced entrepreneurs lead the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company.

New entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect this to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company is very dependent on its founder and key personnel. If anything, catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. Also, the Company's future success may depend on the Company's ability to attract and retain key personnel and third-party contractual relationships. If the Company is unable to attract key personnel and third-party contractors this could adversely affect our business, financial condition, and operating results.

The Company is an early-stage company incorporated as a Benefit Corporation on 11/3/2016. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in the light of risks, expenses, and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include substantial dependence on acceptance into highly competitive marketplace surrounded by better funded more established companies. Our need to conduct product development and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract integrate and maintain qualified personnel, and rely upon acceptance and growth in our targeted markets.

In addition to being subject to all the risks associated with the creation of new businesses, the Company will be subject to factors affecting business generally such as general economic conditions, increasing government regulatory activity, and competition. The Company believes that the estimates prepared by them for capital needs for their operations are reasonable, but until operations have continued for a period of time it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the formation of a new business.

We rely heavily on our customers and could lose some of our customers, which could be detrimental to our Company. We will also have to continue to attract new customers to assure growth.

Our future funding requirements will depend on many factors, including but not limited to the following:

☐ The cost of expanding our operations;

☐ The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

☐ The rate of progress and cost of development activities;

- The need to respond to technological changes and increased competition;

- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

- The cost and delays in product development and manufacturing;

- Sales and marketing efforts to bring our products to market;

- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and,

- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our technology development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our financial condition.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Other constituencies. Neighborhood Sun is a Maryland Benefit Corp. as such increasing shareholder value is only one aim. The purpose of a benefit corporation is to create a general public benefit. A general public benefit is defined as "a material, positive impact on society and the environment, as measured by a third-party standard, through activities that promote a combination of specific public benefits." A third party-standard is the standard for defining, reporting, and assessing best practices in the corporate social and environmental performance.

When carrying out their duties our board of directors may consider pertinent factors or the interests of other groups the directors deem appropriate to consider. Moreover, our directors shall consider five factors in determining what the director reasonably believes to be in the best interests of the benefit corporation. They are:

- The stockholders of the benefit corporation;

- The employees and workforce of the benefit corporation and the subsidiaries and suppliers of the benefit corporation;

- The interests of customers as beneficiaries of the general or specific public benefit purposes of the benefit corporation;

- Community and societal considerations, including those of any community in which offices or facilities of the benefit corporation or the subsidiaries or suppliers of the benefit corporation are located; and

- The local and global environment.

Purchasers may not have voting rights, even upon conversion of the Securities; upon the conversion of the Convertible Note as defined in the Convertible Note holders of the converted securities may be required to enter into a proxy to ensure any statutory voting rights are voted by the Lead Investor. Purchasers may not have the right to vote upon matters of the Company even if and when their Securities are converted.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF. Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information - there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will not become equity holders until the Company decides to convert the Securities or until other events occur as defined in the SAFE. Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion or as otherwise may occur per the SAFE. In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Equity securities acquired upon conversion may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Purchaser's economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at this time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors, including the

Purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing or favorable terms could dilute or otherwise severely impair the value of the Purchaser's Securities.

There is no present market for the Securities, and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors.

The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives th Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially newer companies, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

In a dissolution event or bankruptcy of the Company, Purchasers may not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all the risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

At Neighborhood Sun, we excel in connecting those who want clean energy with those who are generating it to benefit all stakeholders involved. We bridge this gap through our SunEngine platform, which allows us to efficiently manage community solar projects for developers and community collar subscriptions for residents and small businesses. Our success lies in our ability to connect solar projects with mass market consumers, ensuring that clean energy is accessible to all. Neighborhood Sun serves as the missing piece to an equitable clean entry transition as we foster seamless connection between solar project owners and consumers.

Business Plan

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

William Bumpers

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Chair Board member from 2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Bumpers retired in 2019 from the law firm of Baker Botts LLP, as the head of the firm's Clean Air and Global Climate Change Practice. While practicing, he represented over 30 electric generating companies and electric utilities on energy and environmental issues, including providing regulator advice, litigation, and transactional matters. He has written and spoken extensively on a range of issues under the Clean Air Act and the United Nations Framework Convention on Climate Change.

Education

Name

Gary Skulnik

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Neighborhood Sun CEO January 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

OurPower. Solar Partner July 2016 - May 2017 Deeper Green Owner/Marketing Consultant March 2014 - June 2016 Clean Currents President and Chief Revenue Officer (CMO and CSO) September 2005- February 2014 Chesapeake Climate Action Network Senior Lobbyist 2004-2007 Sierra CLub Washington Representative November 2002- December 2003 Greenpeace Media Officer 2001- 2002 CNN Headline News Write 1995- 1998

Education

University of Miami MA, Communications - Journalism (1994-1995) Vassar College Bachelor of Arts (B.A.)., Religion and Political Science (1988- 1991) The Hebrew University (1990-1990) Tulane University (1987- 1988)

Name

Shari Friedman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Independent Board Member
Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Eurasia Group Managing Director, Climate and Sustainability July 2021- Present IFC-International Finance Corporation 10 years 9 months Senior Strategy Officer, Climate Change September 2013- Present Manager and Global Head (acting), Climate Strategy and Business January 2021- July 2021 ASE Associate President 2002- January 2013 Environmental Enterprises Assistance Fund Director of Capitalization January 2001- September 2002 US Environmental Protection Agency (EPA) 5 years 7 months Member of US Negotiating Team to Kyoto Protocol February 1998- January 2001 Senior Policy Analyst January 1996- February 1998 Policy Analyst 1995- February 1997 Foundation Solar Climate Change Consultant 2000-2000 Independent Consultant 1989- 1991

Education

Georgetown University McCourt School of public Policy MPP, Public Policy Tufts University BA, Political Science, Music

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gary Skulnik

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Neighborhood Sun CEO January 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

OurPower. Solar Partner July 2016 - May 2017 Deeper Green Owner/Marketing Consultant March 2014 - June 2016 Clean Currents President and Chief Revenue Officer (CMO and CSO) September 2005- February 2014 Chesapeake Climate Action Network Senior Lobbyist 2004- 2007 Sierra Club Washington Representative November 2002- December 2003 Greenpeace Media Officer 2001- 2002 CNN Headline News Write 1995- 1998

Education

University of Miami MA, Communications - Journalism (1994-1995) Vassar College Bachelor of Arts (B.A.)., Religion and Political Science (1988- 1991) The Hebrew University (1990-1990) Tulane University (1987- 1988)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Maryland law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 26 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	2,037,381
Voting Rights	Voting rights related to major company activities such as mergers or acquisitions.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	N/A

Type of security	Equity Incentive Plan Options
Amount outstanding	138,500
Voting Rights	Same as Common Stock when the Option is exercised.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	N/A

Type of security	Series AA Preferred Stock
Amount outstanding	146,656
Voting Rights	Voting rights related to major company activities such as mergers or acquisitions.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	N/A

Type of security	Series AA-1 Preferred Stock
Amount outstanding	232,042
Voting Rights	Voting rights related to major company activities such as mergers or acquisitions.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	N/A

Type of security	Series AA-2 Preferred Stock
Amount outstanding	590,256
Voting Rights	Voting rights related to major company activities such as mergers or acquisitions.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	N/A

Type of security	Series AA-3 Preferred Stock
Amount outstanding	195,103
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	N/A

Type of security	Preferred Non-Voting Preferred Stock
Amount outstanding	28,251
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	N/A

Type of security	Warrants
Amount outstanding	103,495
Voting Rights	Voting rights related to major company activities such as mergers or acquisitions once converted.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	N/A

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Various
Amount outstanding	$250,000
Interest rate and payment schedule	10% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	September 30, 2026
Other material terms	N/A

Type of debt	Bank loan
Name of creditor	Amalgamated Bank
Amount outstanding	$240,000.00
Interest rate and payment schedule	9.5% per annum
Amortization schedule	N/A
Describe any collateral or security	The loan is backed by a dollar-for-dollar cash collateral deposit of our CEO, Gary Skulnik.
Maturity date	April 23, 2026
Other material terms	N/A

Type of debt	Bank loan
Name of creditor	Intuit
Amount outstanding	$126,391
Interest rate and payment schedule	14.0%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	October 13, 2026
Other material terms	N/A

Type of debt	Bank loan
Name of creditor	US SBA
Amount outstanding	$149,900
Interest rate and payment schedule	3.75%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	June 7, 2050
Other material terms	N/A

Type of debt	Bank loan
Name of creditor	LEDC
Amount outstanding	$93,796
Interest rate and payment schedule	11.00%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	June 4, 2031
Other material terms	N/A

The total amount of outstanding debt of the company is $860,087.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$91,152.00	General operations	September 1, 2021	Regulation CF
Convertible Notes		$998,191.00	General operations	November 1, 2021	Section 4(a)(2)
Convertible Notes		$1,895,000.00	General operations	February 1, 2022	Rule 506(b)
Convertible Notes		$878,723.00	General operations	September 1, 2022	Regulation CF
Preferred Stock		$1,499,900.00	General operations	May 1, 2023	Rule 506(b)
Convertible Notes		$45,000.00	General operations	December 1, 2023	
Convertible Notes		$250,000.00	General operations	September 1, 2024	Rule 506(b)
Convertible		$384,913.00	General	December 31,	Regulation

Notes			operations	2024	CF

Ownership

A majority of the Company is owned by a few people/entities. Those people/entities are Gary Skulnik, Wilson Chang (through Exvor Capital II, and Exvor Astral Holdings LLC), Scott Nash, and the Wefunder entities (XX Investments, LLC and Neighborhood Sun I, a series of Wefunder SPV, LLC).

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our most recent financing was conducted in December 2024. Following the Offering, we do not intend to raise capital again until May 2025. We are currently focusing on expanding our software platform and growing our client base in order to generate new revenue and reduce our losses. We are not certain when or if we will generate profits in the future and intend to devote our resources to improving our software platform and making our sales more efficient in the near future.

The Company intends to achieve profitability in the next 12 months by increasing sales while keeping expenses at the same level through increased use of AI and more efficient sales processes.

Liquidity and Capital Resources

On September 1, 2021, the Company conducted an offering pursuant to Regulation CF and raised $91,152.00.

On November 1, 2021, the Company conducted an offering pursuant to Section 4(a)(2) and raised $998,191.00.

On February 1, 2022, the Company conducted an offering pursuant to Rule 506(b) and raised $1,895,000.00.

On September 1, 2022, the Company conducted an offering pursuant to Regulation CF and raised $878,723.00.

On May 1, 2023, the Company conducted an offering pursuant to Rule 506(b) and raised $1,499,900.00.

On December 1, 2023, the Company conducted an offering pursuant to and raised $45,000.00.

On September 1, 2024, the Company conducted an offering pursuant to Rule 506(b) and raised $250,000.00.

On December 31, 2024, the Company conducted an offering pursuant to Regulation CF and raised $384,913.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering: Line of Credit of $250,000.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Gary Skulnik
Relationship to the Company	CEO
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Capital for operations
Description of the transaction	Loan
Related Person/Entity	Gary Skulnik
Relationship to the Company	CEO
Total amount of money involved	$250,000
Benefits or compensation received by related person	-
Benefits or compensation received by Company	-
Description of the transaction	Cash Collateral for Bank Line of Credit
Related Person/Entity	Exvor Capital II LLC
Relationship to the Company	Shareholder
Total amount of money involved	$117,049.00
Benefits or compensation received by related person	-
Benefits or compensation received by Company	-
Description of the transaction	Loan
Related Person/Entity	Galt Power
Relationship to the Company	Shareholder
Total amount of money involved	$177,655.00
Benefits or compensation received by related person	-
Benefits or compensation received by Company	-
Description of the transaction	Loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Gary Skulnik
_____
(Signature)
_____

Gary Skulnik(Name)CEO(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

NEIGHBORHOOD SUN BENEFIT CORP.
BALANCE SHEETS
DECEMBER 31, 2025 AND 2024 (in U.S. Dollars)

	2025	2024
ASSETS		
Current Assets		
Cash and cash equivalents	$ 330,047	$ 584,665
Accounts Receivable	$ 910,600	$ 650,638
Prepaid Expenses	$ 29,414	$ 4,414
Right of Use Asset	$ -	$ 22,789
Security Deposits	$ 1,726	$ 12,756
Total current assets	**$ 1,271,787**	**$ 1,275,262**
Non-Current Assets		
Goodwill	$ 6,841,480	$ 6,841,480
Total other assets	**$ 6,841,480**	**$ 6,841,480**
TOTAL ASSETS	**$ 8,113,267**	**$ 8,116,742**
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable	$ 136,697	$ 363,047
Accrued expenses	$ 46,716	$ 52,355
Short Term Debt	$ 417,799	$ 495,308
Convertible Notes	$ 250,000	$ 250,000
Lease Liability - current	$ -	$ 22,789
Payroll Liabilities	$ 147,279	$ 129,115
Other payable	$ -	$ 28,980
Deferred income	$ 233,309	$ 259,411
Total current liabilities	**$ 1,231,800**	**$ 1,601,005**
Long-Term Liabilities		
SBA Loan	$ 243,696	$ 149,900
Total long-term liabilities	**$ 243,696**	**$ 149,900**
Total liabilities	**$ 1,475,495**	**$ 1,750,905**
Equity		
Common stock	$ 204	$ 204
Preferred Stock	$ 119	$ 119
Additional paid in capital	$ 14,520,926	$ 14,392,733
Accumulated Deficit	$ (7,883,477)	$ (8,027,219)
Total equity	**$ 6,637,772**	**$ 6,365,837**
TOTAL LIABILITIES AND EQUITY	**$ 8,113,267**	**$ 8,116,742**

NEIGHBORHOOD SUN BENEFIT CORP.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024(in U.S. Dolla

		2025
Revenues	$	7,283,615
Cost of Goods Sold	$	3,894,427
Income from Operations	$	3,389,188
Selling, General and Administrative Expenses	$	3,160,252
Net Loss from Operations	$	228,937
Other (Expenses) Income		
Interest expense	$	(83,454)
Other income	$	342
Total other (expenses) income	$	(83,112)
Net Loss Before Income Tax Provision	$	145,825
Income Tax Provision	$	2,083
NET LOSS	$	143,741

ars)

		2024
$		**6,493,589**
$		3,660,782
$		**2,832,807**
$		3,376,392
$		**(543,585)**
$		(101,580)
$		16,308
$		**(85,272)**
$		**(628,857)**
$		1,150
$		**(630,007)**

NEIGHBORHOOD SUN BENEFIT CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in U.S. Doll

		2025
Cash Flows from Operating Activities		
Net loss	$	143,741
Adjustments to reconcile net income to net cash from operating activities:		
(Increase) decrease in operating assets		
Accounts receivable	$	(259,962)
Right of Use Asset	$	22,789
Prepaid expenses	$	-
Increase (decrease) in operating liabilities		
Accounts payable	$	(226,351)
Accrued expenses	$	(2,641)
Payroll Liabilities	$	18,164
Deferred income	$	(26,102)
Other payable	$	-
Current Lease Liability	$	(14,758)
Net cash flow from operating activities	$	**(345,118)**
Cash Flows from Financing Activities		
Issuance of Preferred Stock	$	128,193
Additional paid in capital	$	-
Proceeds from borrowings, net	$	(12,694)
Convertible Notes	$	-
Loan Collateral	$	(25,000)
Net cash flow from financing activities	$	**90,500**
Net Changes in Cash and Cash Equivalents	$	**(254,619)**
Cash and Cash Equivalents - Beginning	$	584,665
Cash and Cash Equivalents - End	$	**330,047**

		2024
	$	(630,007)
	$	(29,094)
	$	82,765
	$	(4,068)
	$	(21,272)
	$	(2,595)
	$	(23,663)
	$	259,411
	$	(94,462)
	$	(82,764)
	$	**(545,749)**
	$	-
	$	406,700
	$	241,093
	$	250,000
	$	-
	$	**897,793**
	$	**352,044**
	$	232,621
	$	**584,665**

NEIGHBORHOOD SUN BENEFIT CORP.
STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in U.S. Dollars)

	Common Stock		Series AA Preferred	
	# Shares	Amount $	# Shares	Amount $
December 31, 2023	**2,037,381**	**$ 204**	**146,656**	**$ 15**
Issuance of Stock	-	$ -	-	$ -
Net Loss	-	$ -	-	$ -
Share allocation	-	$ -	-	$ -
December 31, 2024	**2,037,381**	**$ 204**	**146,656**	**$ 15**
Issuance of Stock	-	$ -	-	$ -
Net Loss	-	$ -	-	$ -
Share allocation	-	$ -	-	$ -
December 31, 2025	**2,037,381**	**204**	**146,656**	**15**
	2,037,381	-	146,656	
	-		-	

Series AA-1 Preferred		Series AA-2 Preferred		Series AA-3 Preferred	
# Shares	Amount $	# Shares	Amount $	# Shares	Amount $
232,042	$ 23	590,213	$ 59	194,885	$ 19
-	$ -	-	$ -	-	$ -
-	$ -	-	$ -	-	$ -
-	$ -	-	$ -	73	$ -
232,042	$ 23	590,213	$ 59	194,958	$ 19
-	$ -	-	$ -	-	$ -
-	$ -	-	$ -	-	$ -
-	$ -	43	$ -	145	$ -
232,042	23	590,256	59	195,103	19
232,042		590,256		195,103	
-		-		-	

Series AA-4 Preferred				Additional Paid-In Capital		Accumulated Deficit		Total Equity	
# Shares		Amount $							
28,216	$		3	$	13,986,033	$	(7,397,212)	$	6,589,144
-	$		-	$	406,700	$	-	$	406,700
-	$		-	$	-	$	(630,007)	$	(630,007)
35	$		-	$	-	$	-	$	-
28,251	$		3	$	14,392,733	$	(8,027,219)	$	6,365,837
-	$		-	$	128,193	$	-	$	128,193
-	$		-	$	-	$	143,741	$	143,741
-	$		-	$	-	$	-	$	-
28,251			3		14,520,926		(7,883,478)		6,637,772
28,251			-		14,520,926.36		(7,883,477.45)		6,637,771.91
-					(0)		(0)		(0)